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     CUSIP NO. 66954 10 9               13D               PAGE 1 OF 8 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  NovAtel Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Shares
                              --------------------
                         (Title of Class of Securities)

                                   66954 10 9
                           ---------------------------
                                 (CUSIP Number)

                                   ONCAP L.P.
                               Canada Trust Tower
                           161 Bay Street - 49th Floor
                        Toronto, Ontario, Canada M5J 2S1
                            Attention: Gregory Baylin
                                 (416) 362-7711
                         -------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With Copies to:

                             Joel I. Greenberg, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000
                                 March 16, 2005
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     CUSIP NO. 66954 10 9               13D               PAGE 2 OF 8 PAGES
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CMC Electronics Inc.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [ ]

            Not applicable                                               (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

 NUMBER OF SHARES
   BENEFICIALLY     7.    SOLE VOTING POWER
  OWNED BY EACH
 REPORTING PERSON               0
       WITH

                    8.    SHARED VOTING POWER

                             895,400

                    9.    SOLE DISPOSITIVE POWER

                                0

                    10.   SHARED DISPOSITIVE POWER

                             895,400

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            895,400


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            10.9%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

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     CUSIP NO. 66954 10 9               13D               PAGE 3 OF 8 PAGES
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Onex Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [ ]

            Not applicable                                               (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

 NUMBER OF SHARES
   BENEFICIALLY     7.    SOLE VOTING POWER
  OWNED BY EACH
 REPORTING PERSON               0
       WITH

                    8.    SHARED VOTING POWER

                                895,400

                    9.    SOLE DISPOSITIVE POWER

                                0

                    10.   SHARED DISPOSITIVE POWER

                                895,400

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            895,400

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            10.9%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO

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     CUSIP NO. 66954 10 9               13D               PAGE 4 OF 8 PAGES
-------------------------------                     ----------------------------

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Gerald W. Schwartz

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [ ]

            Not applicable                                               (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

 NUMBER OF SHARES
   BENEFICIALLY     7.    SOLE VOTING POWER
  OWNED BY EACH
 REPORTING PERSON               0
       WITH

                    8.    SHARED VOTING POWER

                                0

                    9.    SOLE DISPOSITIVE POWER

                                0

                    10.   SHARED DISPOSITIVE POWER

                                0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS) *                                                        [X]

      Excludes shares beneficially owned by the other persons joining in the filing of this Statement, as to which beneficial ownership is expressly disclaimed.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

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     CUSIP NO. 66954 10 9               13D               PAGE 5 OF 8 PAGES
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            The reporting persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed on April 16, 1998 (the "Schedule 13D"), as amended on April 28, 1998, December 30, 2004, January 6, 2005 and January 11, 2005 in respect of the Common Shares of NovAtel Inc., as set forth below. Unless otherwise indicated, such capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2 of the Schedule 13D is hereby amended as follows:

The section of Item 2 entitled "Parent" is amended and restated in its entirety as follows:

"Parent is a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. The address of the principal business and principal offices of Parent is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Information relating to the directors and executive officers of Parent is set forth on Appendix A hereto and is incorporated by reference.

Parent indirectly owns 78.57% of the outstanding common shares of the Reporting Person as a result of its direct ownership of (a) 31.63% of the outstanding common shares of Holdings, (b) 100% of the outstanding common shares of ONCAP Investment Partners Inc., a corporation organized under the laws of the province of Ontario ("ONCAP Inc."), which is the general partner of ONCAP Investment Partners L.P., a limited partnership organized under the laws of the province of Ontario ("ONCAP Partners L.P."), which is the general partner of ONCAP L.P., a limited partnership organized under the laws of the province of Ontario ("ONCAP"), which directly owns 41.88% of the outstanding common shares of Holdings and (c) 100% of the outstanding common shares of ONCAP Investment Partners (Cayman) Inc., a corporation organized under the laws of the Cayman Islands ("ONCAP (Cayman) Inc."), which is the general partner of ONCAP Investment Partners (Cayman) L.P., a limited partnership organized under the laws of the Cayman Islands ("ONCAP Partners (Cayman) L.P."), which is the general partner of ONCAP (Cayman) L.P., a limited partnership organized under the laws of the Cayman Islands ("ONCAP (Cayman)"), which directly owns 5.06% of the outstanding common shares of Holdings."

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

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     CUSIP NO. 66954 10 9               13D               PAGE 6 OF 8 PAGES
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"Item 5.    Interest in Securities of the Issuer

            (a) and (b) The aggregate number of Common Shares beneficially owned by the Reporting Person as of the date hereof is 895,400 shares. Based on the information provided by the Issuer in its Report of Foreign Issuer on Form 6-K filed on November 25, 2004 that there are 8,181,407 Common Shares outstanding, the Common Shares beneficially owned by the Reporting Person represent approximately 10.9% of the outstanding Common Shares. The Parent and Mr. Schwartz may be deemed to beneficially own all of the Common Shares owned by the Reporting Person by virtue of Parent's controlling interest in the Reporting Person. Mr. Schwartz expressly disclaims beneficial ownership of the Common Shares beneficially owned by the Reporting Person and Parent.

            Except as otherwise described herein, the persons identified on Appendix A do not beneficially own any Common Shares.

            (c) Pursuant to a plan of arrangement under the Canada Business Corporations Act, on April 11, 2001, 3822770 Canada Limited ("3822770"), an indirect wholly-owned subsidiary of Parent, purchased all of the issued and outstanding shares of BAE. Immediately thereafter, 3822770 and BAE amalgamated and continued as the Reporting Person (the "Amalgamation"). In accordance with the plan of arrangement, the Reporting Person assumed all of the assets of BAE including the ownership of the Common Shares of the Issuer previously held by BAE and all rights held by BAE in the Common Shares.

            On March 16, 2005 and March 17, 2005, the Reporting Person disposed of 408,939 Common Shares through sales in open market transactions on the dates and at the amounts and prices listed below:

Date of Sale              Number of Shares Sold    Avg. Per Share Selling Price
------------              ---------------------    ----------------------------
March 16, 2005            234,339                  $18.4816

March 17, 2005            174,600                  $17.5441

            Except as otherwise described herein, the persons identified on Appendix A do not beneficially own any Common Shares.

As a result of recent sales of the Common Shares by the Reporting Person, the 220,000 Common Shares owned by Telexel Holding Limited, which were subject to a call option described in Item 6 below, are no longer beneficially owned by the Reporting Person."

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     CUSIP NO. 66954 10 9               13D               PAGE 7 OF 8 PAGES
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Item 6 is hereby amended as follows:

The list of Executive Officers of Onex Corporation on Appendix A to Item 6 is hereby amended and restated as follows:

Executive Officers:

Name                            Principal Occupation
----                            --------------------
Gerald W. Schwartz              Chairman of the Board, President
                                and Chief Executive Officer

Christopher A. Govan            Managing Director - Taxation

Ewout R. Heersink               Managing Director and Chief Financial Officer

Mark L. Hilson                  Managing Director

Donald W. Lewtas                Managing Director

Anthony R. Melman               Managing Director

Seth M. Mersky                  Managing Director

Andrew J. Sheiner               Managing Director

Nigel S. Wright                 Managing Director

Andrea Daly                     General Counsel

John S. Elder, Q.C.             Secretary

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     CUSIP NO. 66954 10 9               13D               PAGE 8 OF 8 PAGES
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SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2005





                                    CMC ELECTRONICS INC.



                                    By: /s/ Jean-Denis Roy
                                       ---------------------------
                                       Name: Jean-Denis Roy
                                       Title:



                                    ONEX CORPORATION



                                    By: /s/ Donald W. Lewtas
                                       ---------------------------
                                       Name:  Donald W. Lewtas
                                       Title:



                                    GERALD W. SCHWARTZ


                                        /s/ Donald W. Lewtas
                                    ------------------------------
                                       By Donald W. Lewtas pursuant to a
                                       power-of-attorney